Exhibit 99.1

News Release

Stantec Tower officially opens as Company’s new global headquarters

1,500 Stantec staff to move to new downtown office designed by the firm’s own architects and engineers

EDMONTON, AB; NEW YORK, NY (September 26, 2018) TSX, NYSE: STN

Stantec and ICE District Properties Joint Venture are celebrating the grand opening of Stantec’s new global headquarters, Stantec Tower. At 69-storeys in height (66 functional floors), Stantec Tower will be the tallest building west of Toronto and serves as one of the key pillars in Edmonton’s vibrant ICE District. The structure will house 29 floors of commercial workspace for Stantec’s 1,500 Edmonton-based employees, Dentons Canada LLP, DLA Piper, and PwC Canada, as well as SKY Residences—483 premium condominium suites that includes more than 20,000 square feet of premium amenity space.

“Stantec employees are extremely proud of our new headquarters, a project that positively reflects the talent, innovation, and creativity of our team members,” says Stantec president and chief executive officer, Gord Johnston. “We can already feel the impact that ICE District has on our City, and we’re excited to be part of the transformational revitalization in downtown Edmonton. Stantec was founded as a one-person operation in Edmonton in 1954. Now a Top 10 global design firm, we are excited to confirm our commitment to the city where our Company began.”

Since the project’s inception, 343 Stantec employees have worked over 145,000 hours on the Stantec Tower. Stantec provided full architecture and engineering services for the Company headquarters, which is targeting LEED® Gold certification (exterior), LEED® Silver certification (interior), and FitWel certification. Stantec Tower introduces a number of unique features for office space in Edmonton, including a dedicated multi-faith prayer room, lactation room, and gender-neutral washrooms. The office features an open community staircase that looks onto

ICE District and Roger’s Place, and the floorplates are modeled as open concept workspaces with minimal offices to encourage collaboration. Stantec also provided interior design support for SKY Residences.

“It is exciting to see one of ICE District’s most iconic landmarks officially open,” says Glen Scott, President of Katz Group Real Estate. “We are proud to welcome Stantec employees to their official new home in the heart of downtown Edmonton and continue to showcase how ICE District is shaping the future of our city.”

Stantec employees will begin moving into the commercial space of Stantec Tower in October 2018. Stantec Tower is expected to reach its final height of 251 metres by the end of 2018 and SKY Residences will be completed in Fall 2019. ICE District continues to evolve, with Edmonton Tower already complete and JW Marriott Edmonton ICE District well underway with an expected completion in spring 2019.

“Having a large company like Stantec choose the downtown core as its head office speaks to the vibrancy of our growing ICE District,” says Edmonton Mayor Don Iveson. “We look forward to welcoming 1,500 Stantec employees to this new building that will no doubt contribute to furthering their innovation and success.”

About ICE District

ICE District will be the largest mixed-use sports and entertainment district in Canada and is already projecting an energy and feeling unlike anything Edmonton has seen before. ICE District is already delivering a new era of entertainment in the form of epic concerts, heart-stopping NHL and WHL hockey and world-class gaming, boutique shopping, trendy dining and more. A humming public plaza with year-round programming will host events from festivals to public skating. All of this, just steps from sophisticated residences and premium office space. Rogers Place was developed by Oilers Entertainment Group and the City of Edmonton. ICE District Properties, a mixed-use development surrounding Rogers Place and Ford Hall, is being developed through a joint venture between Katz Group and ONE Properties.

For more information and updates on ICE District, visit IceDistrict.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements relating to the schedule and completion date of the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the scheduling described above may be delayed. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact
Ashley Warnock Stantec Media Relations	Shauna MacDonald Brookline Public Relations
Ph: (403) 472-0122	Ph: (403) 585-4570
Ashley.Warnock@Stantec.com	smacdonald@brooklinepr.com

Design with community in mind